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                                              /        OMB APPROVAL         /
                                              / OMB               3235-0145 /
                                              / Expires          31 Aug 1982/
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.17)*


                            BROWN-FORMAN CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                      ------------------------------------
                         (Title of Class of Securities)

                                  115637-10-0
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                               Page 1 of 4 Pages

SEC 1745 (1-82)

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-----------------------                                  ---------------------
  CUSIP NO. 115637-10-0             13-G                   PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OWSLEY BROWN II
        # ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
          N/A                                                   (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                                               487,578
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                                                5,345,125
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                                               487,578
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                                             5,345,125
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                                             5,832,703
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

                                                                  20.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                                                                    IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                 SCHEDULE 13G

Item 1(a)      Name of Issuer:

               Brown-Forman Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               850 Dixie Highway
               Louisville, Kentucky 40210

Item 2(a)      Name of Person Filing:

               Owsley Brown II

Item 2(b)      Address of Principal Business Office, or, if none, Residence:

               850 Dixie Highway
               Louisville, Kentucky 40210

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock

Item 2(e)      CUSIP Number:

               115637-10-0

Item 3         Not applicable

Item 4         Ownership.

     The amount of shares beneficially owned by the undersigned as of December 31, 1995, is as follows:

     (a)  Amount Beneficially Owned:                           5,832,703

     (b)  Percent of Class:                                         20.1%

     (c)  Number of shares as to which such person has:
          (i)    sole power to vote or to direct the vote        487,578
          (ii)   shared power to vote or to direct the
                   vote                                        5,345,125
          (iii)  sole power to dispose or to direct the
                   disposition of                                487,578
          (iv)   shared power to dispose or to direct the
                   disposition of                              5,345,125

                               Page 3 of 4 pages
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                                 SCHEDULE G


Item 5         Ownership of Five Percent or Less of a Class

          Not applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

          Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of certain of these trusts which hold, in the aggregate, more than 5% of the outstanding shares of such Class A Common Stock: Sara S. Brown.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8         Identification and Classification of Members of the Group.

          Not applicable

Item 9         Notice of Dissolution of Group.

          Not applicable

Item 10        Certification.

          Not applicable

                           ------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 1996
--------------------------------
Date


/s/ W. L. Lyons Brown, Jr.
--------------------------------
Signature


Owsley Brown II
--------------------------------------
Name, Title, by W. L. Lyons Brown, Jr.
                 Attorney-in-Fact

                               Page 4 of 4 pages

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                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that I, Owsley Brown II, of Jefferson County, Kentucky, do hereby make, constitute and appoint my brother, W. L. Lyons Brown, Jr., of Jefferson County, Kentucky, my true and lawful attorney, for me and in my name and on my behalf:

     (1) To receive and receipt for any and all sums of money or payments due or to become due to me, without obligation of the payer to see to the application of the proceeds;

     (2) To endorse and receive payment of checks or drafts, certificates of deposit or other obligations payable to me;

     (3) To deposit in my name in any bank or banks any and all monies collected or received;

     (4) To pay any and all bills, accounts, claims, and demands now or hereafter payable by me or incurred by my attorney on my behalf;

     (5) To draw checks or drafts upon any and all bank accounts or deposits in my name or jointly maintained;

     (6) To act for me in any business matter in which I am now or have engaged or interested and in connection with any contract or contracts heretofore made by me;

     (7) To borrow money to pay taxes or invest in government obligations, including United States Treasury bonds eligible for redemption at par in payment of Federal Estate Tax, or other property or for other purposes and to pledge assets to secure the repayment thereof;

     (8) To make expenditures, investments, disbursements and disposition of monies and property belonging to me in such manner and for such purposes as my attorney may deem advisable;

     (9) To prepare, execute and file in my name tax returns and to act for me in any tax matters;

     (10) To maintain any insurance my attorney may deem advisable and exercise all powers with respect thereto;

     (11) To improve, maintain, repair, sell, lease or otherwise dispose of any property, real or personal, belonging to me or jointly held;

     (12) Except for equity securities of Brown-Forman Corporation, its successors or assigns, to buy and sell securities and exercise all rights and powers with respect thereto including the voting thereof in person or by proxy;

     (13) To have access to and power of depositing in and removing from any safety deposit box held in my name or jointly; and

     (14) Except as hereinabove limited, generally to do and perform all matters and things, transact all business, make, execute and acknowledge all contracts, deeds, writings, assurances, and instruments which, in the opinion of my attorney, may be requisite or proper to effectuate any matter or thing appertaining to me or my property, and generally to act for me in all matters

                                       2
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          affecting me or my property to the same extent as though I were personally present and acting for myself.

      This power of attorney shall not be affected by my disability, it being my intention that the authority conferred hereby shall be exercisable notwithstanding my disability, incapacity or uncertainty as to whether I am dead or alive. All acts by my attorney pursuant to this power during any period of my disability or incompetency or uncertainty as to whether I am dead or alive shall have the same effect and inure to the benefit of and be binding upon me and my heirs, devisees and personal representative as if I were alive, competent and not disabled.

     IN WITNESS WHEREOF, I hereunto set my hand this 14th day of January, 1993.


                                            /s/ Owsley Brown II
                                            -------------------------------


STATE OF KENTUCKY    }
                     }  SS.
COUNTY OF JEFFERSON  }


     The foregoing instrument was acknowledged before me this 14th day of January, 1993.

     My commission expires:     8/31/96
                                ------------------------


                                /s/ Bonita B. Cress
                                ------------------------
                                Notary Public






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